Table of Contents

Banco Bradesco S.A.
Exhibit 7.1

Dividends per share	December 31,
	2011		2010		2009
	Preferred	Common	Preferred	Common	Preferred	Common

Actual dividends declared (in thousand of reais)	1,958,222	1,782,188	1,764,998	1,604,085	1,484,873	1,349,861
Weighted average number of shares outstanding	1,906,821,919	1,908,948,826	1,881,367,208	1,880,830,018	1,856,685,513	1,856,653,104
Dividends per share	R$ 1.03	R$ 0.93	R$ 0.94	R$ 0.85	R$ 0.80	R$ 0.73